SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 3

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2003
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 17 Pages

1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) {x}
                                                                (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                      { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         EP

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) {x}
                                                                    (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                        { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) {x}
                                                                  (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     29,446,888 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     29,446,888 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) {x}
                                                                 (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         CO, HC

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) {x}
                                                                   (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     160,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     160,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

                                                                    Page 7 of 17
Item 4.  Purpose of the Transaction

         Item 4 is hereby amended by the deletion of the last paragraph and the substitution of the following paragraphs:

         At 11:30 a.m. on Thursday, August 7, 2003, representatives of Chelsey LLC met with the Board of Directors and senior management of the Issuer. When setting up the meeting, the Issuer requested Chelsey LLC to make a specific proposal with respect to Chelsey LLC's previously stated objective of aligning the interest of the Issuer's Common Stock and the Preferred Shares. In response, Chelsey LLC delivered to the Issuer a document entitled "Recapitalization of Hanover Direct, Inc. Summary of Terms" attached as Exhibit D. Chelsey LLC's representative made an oral presentation to the Issuer's Board following the outline entitled "Hanover Direct, Inc. Summary of Key Points Made By Chelsey Direct, LLC. August 7, 2003" attached as Exhibit E. In response to a question Chelsey LLC indicated that it had not formulated any specific intentions with respect to the Issuer's business, because it only had access to public information, and did not have access to management for a discussion or evaluation of alternatives. Chelsey LLC's representative noted that, after effecting a recapitalization, the entire range of alternatives could be considered on the basis of what would be in the best interests of the Issuer and its shareholders, and deliberations which focused on the effects of various alternatives on the Common Stock versus the Preferred Shares would be eliminated or minimized. At approximately 5 p.m. on Friday, August 8, 2003, Chelsey's representative received the letter attached as Exhibit F, and, at approximately 1 p.m. on Monday, August 11, 2003, Chelsey responded by sending the letter attached as Exhibit G.

         The Reporting Persons reserve the right to acquire additional shares of the Common Stock in the open market or otherwise, to seek significant representation on the Issuer's Board of Directors and/or to pursue any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D which they deem appropriate. The Reporting Persons also reserve the right to sell the shares that they have purchased. Chelsey LLC also reserves the right to withdraw or modify its recapitalization proposal.


Item 7.  Material to be Filed as Exhibits

         Exhibit A         Purchase and Sale Agreement dated as of May 19, 2003
                           between Richemont Finance S.A. and Chelsey Direct,
                           LLC. (previously filed)

         Exhibit B         Letter, dated July 7, 2003, from Mr. Thomas C. Shull
                           to Messieurs Johann Rupert and Stuart Feldman.
                           (previously filed)

         Exhibit C         Letter, dated July 11, 2003, from Chelsey Direct,
                           LLC to Mr. Thomas C. Shull. (previously filed)

         Exhibit D         Recapitalization of Hanover Direct, Inc. Summary of
                           Terms.

         Exhibit E         Hanover direct, Inc. Summary of Key Points Made by
                           Chelsey Direct, LLC.  August 7, 2003.

         Exhibit F         Letter, dated August 8, 2003, from Sarah Hewitt, Esq.
                           of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc., to Martin Nussbaum,
                           Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC.

         Exhibit G         Letter, dated August 11, 2003, from Martin Nussbaum,
                           Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of
                           Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc.

                                   Signatures

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 3 to the Statement on Schedule 13D is true, complete and correct.

Date: August 12, 2003

                                     Chelsey Capital Profit Sharing Plan

                                     By: /s/ William B. Wachtel
                                     William B. Wachtel, its Trustee



                                     Chelsey Direct, LLC

                                     By: /s/ William B. Wachtel
                                      William B. Wachtel, its Manager



                                     /s/ William B. Wachtel
                                     William B. Wachtel



                                     DSJ International Resources Ltd.

                                     By: /s/ Stuart Feldman
                                     Stuart Feldman, its President



                                     /s/ Stuart Feldman
                                     Stuart Feldman

                                  Exhibit Index

         Exhibit D.        Recapitalization of Hanover Direct, Inc. Summary of
                           Terms.

         Exhibit E.        Hanover Direct, Inc. Summary of Key Points Made by
                           Chelsey Direct, LLC.  August 7, 2003.

         Exhibit F.        Letter, dated August 8, 2003, from Sarah Hewitt,
                           Esq. of Brown, Raysman, Millstein, Felder & Steiner
                           LLP, counsel to Hanover Direct, Inc., to Martin
                           Nussbaum, Esq. of Swidler Berlin Shereff Friedman,
                           LLP, counsel to Chelsey Direct, Inc.

         Exhibit G.        Letter, dated August 11, 2003, from Martin Nussbaum,
                           Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of
                           Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc.

                                                                   Page 11 of 17
                                    Exhibit D

                    Recapitalization of Hanover Direct, Inc.
                                Summary of Terms
Chelsey Direct will transfer the entire issue of Series B Preferred shares (including accrued dividends) to Hanover Direct, Inc.("HNV") which shall issue to Chelsey (i) shares of Series C Preferred Shares (on the terms set forth below) with an aggregate liquidation preference equal to one-half (1/2) of the accreted liquidation preference of the Series B Preferred Shares and the closing date, and (ii) newly issued shares of Common Stock of HNV at the rate of approximately 300% of its current market value (at the close on August 6, 2003) for the balance of the accreted liquidation preference.

Key Terms of Series C Preferred Shares:

------------------------- ------------------------------------------------------
Amount of Issue           That number of shares as will have an
                          aggregate liquidation preference equal to 1/2 of the
                          accreted liquidation preference of the Series B
                          Preferred Shares at the closing date.
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Liquidation Preference    $1.00 per share
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Dividend                  Commencing January 1, 2006 dividends shall be payable
                          quarterly at the rate of 6% per annum, with the preferred dividend rate increasing at by 1 1/2% per annum on each anniversary of the dividend commencement date until redeemed. At HNV's election, dividends may be paid in kind at a rate equal to 1% higher than the applicable cash dividend rate.

                          The Series C Preferred Shares shall be entitled to
                          participate ratably with the Common Stock on a share
                          for share basis in any dividends or distributions paid
                          to or with respect to the Common Stock. The right to
                          participate shall have anti-dilution protection.
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Redemption                The Series C Preferred Shares may be redeemed in whole
                          and not in part, at the option of HNV at any time for
                          the liquidation preference and any accrued and unpaid
                          dividends (the "Redemption Price").  The Series C
                          Preferred shares shall be redeemed by the Company on
                          January 1, 2009 (the "Mandatory Redemption Date")for
                          the Redemption Price.  If the Series C Preferred
                          Shares are not redeemed on or before the Mandatory
                          Redemption Date, the Series C Preferred Shares shall
                          be entitled to elect one half of the Company's Board
                          of Directors.
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Voting                    The Series C Preferred Shares shall be entitled to one
                          vote per share, and shall vote as a class with the
                          Common Stock on any matter submitted to a vote of the
                          Common Stockholders. The Series C Preferred shares
                          shall be entitled to vote as a class on any matter
                          that would adversely affect that Series.
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Covenants                 and Rights The Series C Preferred Shares shall have
                          such additional covenants and rights as are customary
                          or necessary to give effect to the foregoing.
------------------------- ------------------------------------------------------

Other material terms and conditions:

The agreements governing the transaction shall, among other things, provide for a reconstitution of HNV's board to permit Chelsey to designate a majority of directors, corporate governance guarantees to assure that there shall be continuing directors of HNV who are not affiliated with Chelsey (who shall have their own counsel and financial advisor at HNV's expense), the assent of the unaffiliated directors shall be required for the approval of any transaction with Chelsey (including, a determination of whether or not to redeem the Series C Preferred shares), demand and piggy back registration rights with respect to the resale by Chelsey of the shares of Common Stock owned by it, the discontinuance, with prejudice, of the pending litigation, releases from Chelsey to HNV and its officers and directors from claims of breach of fiduciary duty, releases from HNV and its officers and directors from claims against Chelsey.

                                    Exhibit E


                              Hanover Direct, Inc.
                              Summary of Key Points
                                     Made by
                              Chelsey Direct, LLC.

                                 August 7, 2003

I.            Objective:

a. Chelsey's objective is to profit from its investment in HNV in a transaction that aligns the interests of all of the holders of equity.

II.           Background:

a. Prior to acquiring the HNV securities owned by Richemont, Chelsey initiated contact with HNV management and offered to work cooperatively with the HNV to effect a purchase at a discount. In other words, in effect Chelsey would have provided HNV with the financing which would have enabled HNV to acquire the Richemont securities at a discount on an immediate and unconditional basis.

b. Based on HNV's filings, HNV instead elected to attempt to effect such a purchase on its own.

c. HNV failed in its efforts and Chelsey purchased the Richemont securities in HNV. Chelsey succeeded because it was in a position to pay cash immediately, while HNV did not have the money, so its offer was contingent and conditional. HNV took an aggressive tack by refusing to transfer record ownership, and instituting litigation while attempting to repurchase the securities at a price which, in HNV's judgment, would give Chelsey a return that HNV (but not Chelsey) determined to be adequate.

III.          Current Status

a. The accreted value of the Series B Preferred shares is approximately $105,000,000 and this month will increase to $112,963,810. The Series B Preferred Shares continues to accrete at a rate of more than $15MM per year.

b. The Company has itself acknowledged that absent a significant asset disposition, HNV cannot honor its contractual obligation to redeem the Series B Preferred shares, or even a sufficient number of such shares to eliminate Chelsey's entitlement to designate directors at the end of August.

c. The Series B Preferred shares will continue to accrete through 2005, at which point the liquidation preference will equal over $146MM.

d. The Board of HNV owes a duty to the holders of the Series B Preferred shares; and, in addition, the Certificate of Designation ("COD") of the Series B Preferred shares obligates HNV to redeem the Series B Preferred Shares on August 31, 2005. The COD further requires HNV and its Board Members to "take all measures permitted under the Delaware General Corporate Law" to create sufficient surplus to enable HNV to redeem the Series B Preferred Shares, and to continue to do so until all of the Series B Preferred Shares are redeemed.

e. The existence of the Series B Preferred Shares will, for the foreseeable future, impede increases in HNV's business and growth in the value of its common stock.

f. The fully accreted value of the Series B Preferred shares is over 400% of the current market capitalization of HNV's common stock. Based on comparable multiples of earnings, HNV's EBITDA would have to increase by nearly 400% in order for the enterprise value of HNV to exceed the sum of its debt, obligations and the liquidation preference of the Series B Preferred.

g. The HNV Board may not put at risk the value currently imbedded in HNV, thereby placing at risk and potentially diminishing the assets available to satisfy the obligation to redeem the Series B Preferred.

h. HNV today has the opportunity to realize value that would likely enable it to redeem the Series B Preferred Shares at its current accreted value. If values diminish, the entitlement of the Series B Preferred Shares will be put at risk.

IV.           Merits of Chelsey's Proposal

a. Depressing effect of the Series B Preferred Shares would be eliminated.

b. Common stock would now participate in their current value of HNV (as opposed to merely having "Option Value") and in all future growth in value.

c. Even after reflecting dilution in the common stock, the current common stockholders would achieve greater value than is currently available to them at any likely increase in value.

d. In order for the HNV common to achieve a return equal to the Chelsey proposal, HNV's EBITDA would have to increase in excess of 500% and perhaps as much as 800%. This would be a challenge under any circumstance but will be extraordinarily difficult for HNV since the existence of the Series B Preferred hampers access to new capital.

e. The distractions and expense of the current dispute would end, as would the possibility of liability.

f. The common stockholders would be permitted to share in the discount in the acquisition price of the Series B Preferred Shares.

g. The equity and asset base of HNV by definition would not be diminished.

h. The value acquired in redeeming the Series B Preferred shares represents a favorable valuation of the common stock being issued-a 300% premium.

i. The terms of the Series C Preferred stock to be issued are much less burdensome to HNV and will not present an impediment to the growth of the company or increases in the value of the common stock.

                                    Exhibit F

                                  BROWNRAYSMAN

                    BROWN RAYSMAN MILLSTEIN FELDER & STEINER

                                                                    Sarah Hewitt
                                                                         Partner
                                                                    212-895-2190
                                                        shewitt@brownraysman.com

                                                     August 8, 2003


BY FACSIMILE

Martin Nussbaum, Esq.
Swindler Berlin Shereff Friedman, LLP
The Chrysler Building
405 Lexington Avenue
New York, New York  10174

                  Re:  Hanover Direct, Inc.

Dear Marty:

         I write on behalf of the Directors of Hanover Direct, Inc. (the "Company") in regards to the recapitalization proposal that Chelsey Direct, LLC ("Chelsey") made to the Company's Board of Directors yesterday morning through an oral presentation accompanied by a written term sheet. Please be advised that the Board of Directors has referred Chelsey's proposal to its Transactions Committee for consideration with a view towards making a recommendation to the Board of Directors. The Transactions Committee with engage financial advisors and counsel to assist in its deliberations. Of necessity, the Transactions Committee and the Board of Directors will need time to properly consider and respond to Chelsey's recapitalization proposal. The Company may be in contact with Chelsey during this process, particularly if the Transactions Committee needs clarification of any aspects of Chelsey's proposal.

         This letter and the process described herein do not waive any rights the Company may have.

                                             Very truly yours,


                                             Sarah Hewitt


cc:  Hanover Direct, Inc.


BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP 900 Third Avenue New York, NY 10022 T 212-895-2000 f 212-895-2900 brownraysman.com

                                    Exhibit G


                         SWIDLER BERLIN SHEREFF FRIEDMAN, LLP



                                 NEW YORK OFFICE
                              THE CHRYSLER BUILDING        WASHINGTON, DC OFFICE
                              405 LEXINGTON AVENUE        THE WASHINGTON HARBOUR
MARTIN NUSSBAUM                NEW YORK, NY 10174   3000 K STREET, NW, SUITE 300
TELEPHONE:  (212) 891-9276  TELEPHONE (212) 973-0111  WASHINGTON, DC  20007-5116
FACSIMILE:  (212) 891-9255  FACSIMILE (212) 891-9598  TELEPHONE : (202) 424-7500
MNUSSBAUM@SWIDLAW.COM           WWW.SWIDLAW.COM       FACSIMILE:  (202) 424-7647


                                                                 August 11, 2003

VIA TELEFAX (212) 895-2900

Sarah Hewitt, Esq.
Brown, Raysman, Millstein, Felder & Steiner LLP
900 Third Avenue
New York, NY  10022

                  Re:      Hanover Direct, Inc.


Dear Sarah:

                  I'm writing in response to your letter dated August, 8, 2003.

                  Chelsey Direct, Inc. ("Chelsey") recognizes that the Transaction Committee and the Board of Directors of Hanover Direct, Inc. (the "Company") will need some time to consider in good faith and respond to Chelsey's recapitalization proposal, although Chelsey believes that the advantages of the proposal to the Company and its Common Stockholders are so manifest that a determination can be made quickly. While Chelsey is prepared to leave that proposal open for a reasonable period of time to permit consideration by the Transaction Committee and Board, it can not do so indefinitely. Accordingly, Chelsey needs to initiate a dialogue immediately with counsel and the financial advisors to the Transaction Committee so that we can discuss a reasonable schedule and facilitate their work. We invite the chairman of the Transaction Committee to contact William Wachtel to initiate this process.

                                Very truly yours,



                                 Martin Nussbaum

cc:  William B. Wachtel